Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

The following material was distributed to Boston Scientific’s Vice Presidents of Sales & Marketing on December 5, 2005.

Boston Scientific Sales Force Talking Points
on Proposed Guidant Acquisition

General Instructions

This document is intended to serve as a guide as you communicate with physicians regarding today’s announcement of Boston Scientific’s proposal to acquire Guidant in a transaction valued at $25 billion.  We believe our proposal offers substantial benefits not only for Boston Scientific and Guidant’s shareholders and employees, but also for our physicians and their patients.

We have prepared a set of summary slides that provide a brief overview of the transaction and its strategic rationale.  These are intended for your use and not for distribution to customers.  You have also received a COMCAST message that was sent out following today’s announcement, along with the Company’s press release.

The proposed transaction will receive a lot of attention in the media and elsewhere, but we must not allow this to distract us from serving our customers and running our businesses.  The best way you can help is to stay focused on your day-to-day work.  If you receive any media inquiries about this transaction, please refer them to Paul Donovan at 508-650-8541 (donovap3@bsci.com).

Following are the key messages you should use in discussions with physicians and related customers.

Background on the Transaction

•                  This morning, Boston Scientific made a proposal to acquire Guidant to create the world’s leading cardiovascular device company, which would accelerate our diversification and growth.

•                  This transaction will combine Guidant’s cardiac rhythm management (CRM) business with our cardiovascular, endosurgery and neuromodulation businesses.

•                  Our proposal of a combination of cash and stock worth $72 per Guidant share provides Guidant shareholders with a premium of approximately 14 percent over J&J’s revised offer.

Powerful Strategic Rationale

•                  This transaction will give us an opportunity to transform our company, to refocus our programs and priorities, and to accelerate the diversification of our revenue and earnings base to position Boston Scientific for continued growth, leadership and success.

•                  It allows us to become a major provider in the high-growth CRM business sooner than if we had continued on a path of organic growth.

•                  It also gives us access to a second drug-eluting stent program that will complement Taxus.

•                  The combination will allow us to significantly diversify our revenue stream in multiple businesses and enhance our overall competitive positioning.

The Focus is on Growth

•                  This combination is premised on growth, primarily in new areas where we do not currently have a presence.  It is not premised on cost cutting.

•                  There are likely to be few, if any, changes in the products that are available to your customers.

•                  Given the complementary nature of our two companies’ businesses, we do not anticipate any significant changes in our sales and product organizations.

•                  One of the biggest attractions of this combination is the prospect of bringing together the collective talents of the sales and product development teams of Guidant and Boston Scientific.

•                  We plan to retain Guidant’s sales and product development teams and experienced CRM management team.

•                  We believe customers and employees will benefit from being part of a stronger, more diversified organization and we are looking forward to bringing these two great companies together for the benefit of our customers.

•                  Boston Scientific and Guidant have strong traditions of innovation and leadership.

•                  Together, we will offer clinicians and their patients the most technologically advanced and highest quality medical devices and treatment therapies in the healthcare industry.

Next Steps

•                  We have a plan to move forward quickly.  We look forward to the Guidant board and management team carefully considering our proposal.  If all goes as planned, we could wrap this up within the first quarter of 2006.

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and securityholders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the securityholders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.